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                              July 19, 2022

       Harrie Schippers
       Chief Financial Officer
       PACCAR Inc
       777 106th Ave. N.E
       Bellevue, WA 98004

                                                        Re: PACCAR Inc
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-14817

       Dear Mr. Schippers:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your ESG Presentation and on your website than you
provided in your SEC filings. Please advise us what consideration you gave to providing
the same type of climate-related disclosure in your SEC filings as you provided in your
ESG Presentation and on your website.
       Risk Factors, page 10

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as policy and regulatory changes that could
impose operational and compliance burdens, market trends that may alter business
opportunities, credit risks, or technological changes.
 Harrie Schippers
FirstName  LastNameHarrie Schippers
PACCAR Inc
Comapany
July       NamePACCAR Inc
     19, 2022
July 19,
Page  2 2022 Page 2
FirstName LastName
3. Please disclose any material litigation risks related to climate change and explain the potential impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
16

4. There have been significant developments in federal and state legislation and regulation and international accords regarding climate change that you have not discussed in your filing. Please revise your disclosure to identify material pending or existing climate change-related legislation, regulations, and international accords and describe any material effect on your business, financial condition, and results of operations.
5. It appears you have identified climate-related projects in your ESG Presentation, such as projects related to a transition to zero emissions. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects.
         Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
6. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods that produce significant greenhouse gas emission or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop to develop new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
7. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             any weather-related impacts on the cost or availability of insurance.
         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods as part of your response.
8. We note your disclosure on page 12 regarding the costs to comply with environmental laws and regulations. Tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
 Harrie Schippers
PACCAR Inc
July 19, 2022
Page 3
9. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any questions.



FirstName LastNameHarrie Schippers                             Sincerely,
Comapany NamePACCAR Inc
                                                               Division of
Corporation Finance
July 19, 2022 Page 3                                           Office of
Manufacturing
FirstName LastName